                                         FILED BY: CHESAPEAKE ENERGY CORPORATION
                  PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED

                                      SUBJECT COMPANY: GOTHIC ENERGY CORPORATION
                                                    COMMISSION FILE NO.: 0-19753

     Chesapeake Energy Corporation and Gothic Energy Corporation plan to file a preliminary and definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction referenced in the following information with the Securities and Exchange Commission. We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they will contain important information. The prospectus/proxy statement will be sent to stockholders of Gothic Energy Corporation seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy statement (when it is available) and other documents filed by Chesapeake Energy Corporation and Gothic Energy Corporation with the SEC at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Chesapeake Energy Corporation will be available free of charge upon written request to Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, Attention: Marcus C. Rowland, or call us at (405) 848-8000. Documents filed with the SEC by Gothic Energy Corporation will be available free of charge from Gothic Energy Corporation, 6120 South Yale Avenue, Suite 1200, Tulsa, Oklahoma 74136.


                                                          CONTACT: MARC ROWLAND,
                                                         CHIEF FINANCIAL OFFICER
                                                                  (405) 879-9232

FOR IMMEDIATE RELEASE                             TOM PRICE, JR.,VICE PRESIDENT-
OCTOBER 26, 2000                                           CORPORATE DEVELOPMENT
                                                                  (405) 879-9257

                  CHESAPEAKE ENERGY CORPORATION REPORTS RECORD
                        RESULTS FOR THIRD QUARTER OF 2000

           COMPANY POSTS THIRD QUARTER 2000 NET INCOME OF $55 MILLION,
        OPERATING CASH FLOW OF $83 MILLION AND EBITDA OF $105 MILLION ON
                REVENUE OF $168 MILLION AND PRODUCTION OF 34 BCFE

OKLAHOMA CITY, OKLAHOMA, OCTOBER 26, 2000 - Chesapeake Energy Corporation (NYSE:
CHK) today reported its financial and operating results for the third quarter of 2000. During the quarter, Chesapeake generated net income of $54.7 million ($0.33 per basic common share), operating cash flow of $83.2 million ($0.57 per basic common share), and ebitda (operating cash flow plus interest expense) of $104.9 million on revenue of $168.2 million. These results reflect increases over the same period in 1999 of 202% in net income, 92% in operating cash flow, 64% in ebitda and 65% in revenue.

Production for the third quarter of 2000 was 33.7 billion cubic feet of natural gas equivalent (bcfe), comprised of 29.1 billion cubic feet of natural gas (bcf) and 761 thousand barrels of oil (mbo). Gas production increased 6.3% from the third quarter of 1999 and decreased 0.7% from the second quarter of 2000. The sequential quarterly gas production decline resulted from a 0.9 bcfe decrease in Canadian gas production caused primarily by longer than expected gas plant maintenance. Without the Canadian production shortfall, the company's sequential gas production would have increased 2.4%. Pro forma for Chesapeake's pending merger with Gothic Energy Corporation, the company's third quarter 2000 production would have increased by 21% to 40.7 bcfe, comprised of 36.0 bcf and 790 mbo.

Average prices realized during the third quarter of 2000 were $28.25 per barrel of oil (bo) and $3.52 per thousand cubic feet (mcf) of natural gas, for a gas equivalent price of $3.68 per mcfe. Hedging activities reduced third quarter 2000 realizations by $1.86 per bo and $0.35 per mcf, for a total revenue reduction of $11.7 million.

By contrast, during the third quarter of 1999, Chesapeake generated net income of $18.1 million ($0.14 per basic common share), operating cash flow of $43.4 million ($0.45 per basic common share), and ebitda of $63.8 million on revenue of $102.1 million. Production for the third quarter of 1999 was 32.7 bcfe, comprised of 27.4 bcf and 875 mbo. Average prices realized were $18.90 per bo and $2.26 per mcf of natural gas, for a gas equivalent price of $2.40 per mcfe. Hedging activities reduced third quarter 1999 realizations by $2.06 per bo and $0.01 per mcf, for a total revenue reduction of $2.0 million.

The table below summarizes Chesapeake's key statistics during the current quarter and compares them to the second quarter of 2000 and the third quarter of 1999:

                                                                           Three Months Ended
                                                             9/30/00             6/30/00            9/30/99
                                                             -------             -------            -------
      Average daily production (in mmcfe)                       366                375                355
      Gas as % of total production                               86                 86                 84
      Natural gas production (in bcf)                          29.1               29.3               27.4
      Average realized gas price ($/mcf)                       3.52               2.76               2.26
      Oil production (in mbbls)                                 761                791                875
      Average realized oil price ($/bbl)                      28.25              24.46              18.90
      Natural gas equivalent production (in bcfe)              33.7               34.1               32.7
      Gas equivalent realized price ($/mcfe)                   3.68               2.94               2.40
      General and administrative costs ($/mcfe)                 .10                .09                .08
      Production taxes ($/mcfe)                                 .18                .17                .11
      Lease operating expenses ($/mcfe)                         .35                .37                .36
      Interest expense ($/mcfe)                                 .64                .64                .63
      DD&A of oil and gas properties ($/mcfe)                   .75                .73                .70
      Operating cash flow ($ in millions)                      83.2               59.7               43.4
      Operating cash flow ($/mcfe)                             2.47               1.75               1.33
      Ebitda ($ in millions)                                  104.9               81.5               63.8
      Ebitda ($/mcfe)                                          3.11               2.39               1.95
      Net income ($ in millions)                               54.7               31.6               18.1

            CHESAPEAKE'S RESERVES AND PV-10 INCREASE TO RECORD LEVELS

Building on a strong reserve replacement and finding cost performance last year, Chesapeake has replaced its production by 215% during the first nine months of 2000 at a finding cost of $0.72 per mcfe. Estimated proved reserves as of September 30, 2000 were 1,325 bcfe and pro forma for the pending Gothic acquisition would have been 1,635 bcfe.

Based on September 30, 2000 NYMEX prices adjusted for field differentials, Chesapeake estimates its PV-10 and future undiscounted net revenue were $2.7 billion and $4.8 billion, respectively. Pro forma for the Gothic transaction, September 30, 2000 PV-10 would have been $3.2 billion and future undiscounted net revenue would have been $5.9 billion. Also pro forma for the Gothic transaction, a $0.10 change in natural gas prices or a $1.00 change in oil prices affects Chesapeake's PV-10 by $72 million and $15 million, respectively, and future undiscounted net revenue by $135 million and $25 million, respectively.

    COMMON SHAREHOLDERS' EQUITY EXPECTED TO INCREASE BY $840 MILLION IN 2000

During 2000, Chesapeake expects to significantly enhance its balance sheet by increasing common shareholders' equity by approximately $840 million. This amount is comprised of $555 million in net income (including the anticipated reversal of an estimated $375 million deferred tax valuation allowance), $200 million in conversion of preferred stock into common stock and $85 million in common stock used to acquire a portion of Gothic's debt securities.

                    FORECASTS AND FORWARD-LOOKING STATEMENTS

The following forecasts and estimates are based on current projections for the company's performance for full-year 2000 and 2001. These forecasts and estimates are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially due to the risks and uncertainties identified at the end of this release. Furthermore, these projections do not reflect the potential impact of unforeseen events that may occur subsequent to the issuance of this release.

                        2000 FORECAST AND HEDGING UPDATE

Chesapeake's July 27, 2000 guidance for its year 2000 forecast was based on a projected realized price of $3.14 per mcfe. That projection has now been raised to $3.41 per mcfe, which is based on expected NYMEX year 2000 average oil and gas prices (as modified by the company's risk management hedges described below) of $28.55 per bo and $3.80 per mcf. Chesapeake's current 2000 budget assumes negative differentials to NYMEX prices of $1.00 per bo and $0.33 per mcf and a decrease of $2.25 per bo and $0.18 per mcf from hedging activities. The 2000 forecast excludes any potential contribution from the Gothic acquisition.

Chesapeake projects 2000 natural gas equivalent production of 135 bcfe (86% gas). Additional guidance for year 2000 forecasts includes per mcfe lease operating expenses of $0.57 (including $0.19 per mcfe of production taxes), interest costs of $0.64, general and administrative costs of $0.10 and DD&A of oil and gas properties of $0.75.

If the forecasted targets described above are achieved, Chesapeake expects to generate ebitda in 2000 of $375 million, operating cash flow of $290 million and net income of $180 million (before the anticipated reversal of the estimated $375 million deferred tax valuation). Chesapeake's capital expenditure budget for 2000 is expected to total $150 million for drilling, land and seismic and $140 million for acquisitions, debt reduction, and other general corporate purposes, including the potential purchase of a portion of Gothic's debt securities.

The impact of Chesapeake's risk management activities is included in the projections described above. For the fourth quarter of 2000, the company has hedged an estimated 18% of its October gas production at an average NYMEX price of $2.55 per mcf. No further natural gas hedges are in place for the balance of 2000 or beyond. However, Chesapeake has hedged approximately 50% of its fourth quarter 2000 oil production at an average NYMEX price of $28.42 per barrel and 50% of year 2001 oil production at an average NYMEX price of $29.76.

                                  2001 FORECAST

Chesapeake's 2001 guidance is based on currently projected capital expenditures of $220 million for drilling, leasehold, and seismic expenditures and $135 million for acquisitions, debt reduction and other general corporate purposes, including the potential purchase of a portion of Chesapeake's preferred stock and/or Gothic's debt securities. Based upon the scheduled completion of the merger with Gothic in January 2001, the company projects 2001 production of 170 bcfe (90% gas). Further guidance includes projected per mcfe lease operating expenses of $0.54 (including $0.20 per mcfe of production taxes), interest costs of $0.64, general and administrative costs of $0.10 and DD&A of oil and gas properties of $0.89. In addition, Chesapeake expects its tax rate to average 40%, of which 95% should be deferred.

If the forecasted targets described above are achieved and if NYMEX oil and gas prices average $24.50 per barrel and $3.50 per mcf in 2001 (for a realized per mcfe price of $3.35 per mcfe), Chesapeake expects to generate ebitda of $465 million, operating cash flow of $355 million and net income of $120 million. The projections for 2001 are based on price expectations that are significantly below year 2000 realized prices and include a provision for income tax expense at 40% of pre-tax earnings.

                              OPERATING HIGHLIGHTS

Chesapeake's Mid-Continent area continues to provide the foundation for the company's drilling efforts. After completion of the Gothic merger, this core region will comprise 74% of the company's total proved reserves. Some of Chesapeake's important third quarter drilling results are highlighted below.

In the Northwest Oklahoma areas of Sahara and the Anadarko Shelf, Chesapeake's recent completions include the Andrews 2-17, Curtis 1-8, Hennigh State 3-9 and Irvin "C" 3-6. Daily production from each of these wells is currently averaging 1,000 mcfe with estimated ultimate average reserves of 800-900 million cubic feet of natural gas (mmcf) per well. Drilling costs of $375,000 per well result in excellent finding costs of less than $0.50 per mcfe. Since 1998, the company has drilled and completed 168 Sahara wells with a 95% success rate. Chesapeake plans to drill or participate in an additional 150 wells in Northwest Oklahoma during the balance of 2000 and in 2001.

In Southern Oklahoma's Cement Field, the company's extensive 3-D seismic analysis has generated recent exploration successes such as the Della 2-9 and the MOC Alcott 2-4. The Della 2-9, an offset to the company's prolific Della 1-9, is currently producing from three commingled Springer sands at a rate of 10,900 mcfe per day and the MOC Alcott 2-4 is producing at a current daily rate of 5,600 mcfe. The company plans to drill or participate in an additional 10 Cement wells during the fourth quarter of 2000 and in 2001.

In the Western Oklahoma areas of Watonga-Chickasha and Deep Anadarko, a number of significant wells deserve attention. In Watonga-Chickasha, third quarter completions include the Thunder 1-13 and QEC Maib 1-6. These wells are currently producing 4,900 mcfe and 3,400 mcfe per day. In the Deep Anadarko, notable completions include the KF Salsman 1-21 and the Deputy 4-21, which are currently producing 11,400 mcfe and 4,400 mcfe per day. Chesapeake plans to drill or participate in an additional 40 Western Oklahoma wells during the fourth quarter of 2000 and in 2001.

In the Arkoma Basin, Chesapeake has recently completed the Clear Creek 3-29, which is currently producing 2,000 mcfe per day through a restricted pipeline. The well is capable of producing 5,000 mcfe per day. In addition, through the properties soon to be acquired from Gothic, the company will own an interest in two recently completed wells in the Potato Hills play in the Arkoma Basin that together are producing 25,000 mcfe per day.

Also in the Arkoma Basin, Chesapeake's coalbed methane joint venture with El Paso Energy Corp. is underway. To date, the CBM JV has drilled and completed 12 wells and is in the process of connecting these wells to central gas compression facilities prior to initiating production. Chesapeake owns a 33.3% interest in the JV, which to date has acquired over 100,000 acres and has identified several hundred Arkoma CBM drillsites in Oklahoma. Approximately 100 of these wells are planned to be drilled in the fourth quarter of 2000 and in 2001.

    CHESAPEAKE ANNOUNCES FORMATION OF ADVANCED DRILLING TECHNOLOGIES, L.L.C.

As a hedge against higher drilling costs, Chesapeake has recently formed Advanced Drilling Technologies, L.L.C. (ADT), a 50% Chesapeake-owned drilling rig company which presently owns five rigs that are either drilling or are being refurbished for drilling. Chesapeake anticipates that its share of the costs to acquire and refurbish the five rigs will total $8 million. These rigs are capable of drilling to depths ranging from 8,500' to 18,000' and are therefore able to drill all but the deepest of Chesapeake's Mid-Continent prospects. In 1996, Chesapeake became a significant investor in Bayard Drilling Technologies, Inc., which at the time of its IPO in late 1997 was the 5th largest driller in the U.S. Bayard was acquired by Nabors Industries, Inc. in 1999.

                               MANAGEMENT SUMMARY

Aubrey K. McClendon, Chesapeake's Chairman and Chief Executive Officer, commented, "The continuing strength of natural gas prices reflects the fundamental position natural gas plays in today's strong economy. In the past five years, the increasingly high-tech U.S. economy has developed a rapidly growing need for additional supplies of electricity, most of which will be generated through the consumption of natural gas. While we expect natural gas prices to moderate somewhat in 2001, we believe they will remain above historic norms due to projected U.S. economic growth and limited new supply sources until Arctic and Alaskan gas becomes available 7-10 years from now. With the completion of our merger with Gothic, Chesapeake will become the 10th largest U.S. based independent producer of natural gas. With 1,635 bcfe of proved reserves and a 10 year reserve life at current production rates, Chesapeake should be able to generate attractive financial results for years to come.

During the next several years, the company's priorities will be to use its significant excess cash flow to reduce debt to approximately $0.50 per mcfe of proved reserves from the current $0.74 per mcfe and to grow production and reserves by 5-10% per year through a balance of value-added drilling and strategic acquisitions while maintaining our peer group leading low-cost structure. Our successful repositioning of Chesapeake as a large, low-risk, long reserve life Mid-Continent natural gas producer at a time when prices and demand are at 20-year highs has provided the company with an excellent base to build on for the future.

                            GOTHIC TRANSACTION UPDATE

On June 30, 2000, Chesapeake entered into a letter of intent to acquire Gothic Energy Corporation for 4.0 million shares of Chesapeake common stock. The parties executed a definitive merger agreement on September 8, 2000, and Gothic's shareholders will vote on the merger at a special meeting of shareholders on December 12, 2000. Since June 27, 2000, Chesapeake has acquired 99.8% of Gothic's $104 million face amount 14.125% senior discount notes for $17 million in cash and 8.9 million shares of Chesapeake common stock. On September 1, 2000, Chesapeake acquired $20 million of Gothic's $235 million principal amount 11.125% senior secured notes for 3.7 million shares of Chesapeake common stock, subject to adjustment. Based on the market price for Chesapeake stock as of June 30, 2000, the total acquisition cost to Chesapeake will be approximately $345 million.

After allocating $20 million of the acquisition cost to Gothic's unevaluated leasehold, 3-D seismic inventory, field telemetry system and other non-oil and gas fixed assets, the purchase price for the proved reserves will be approximately $1.05 per mcfe. Gothic is presently producing approximately 80,000 mcfe per day, of which 96% is natural gas.

Chesapeake Energy Corporation and Gothic Energy Corporation plan to file with the Securities and Exchange Commission a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction referenced in the foregoing information. The proxy statement/prospectus will be sent to shareholders of Gothic Energy Corporation seeking their approval of the proposed transaction. We urge Gothic shareholders to carefully read the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, because they will contain important information. Investors may obtain free of charge a copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by Chesapeake Energy Corporation with the SEC at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Chesapeake Energy Corporation will be available free of charge upon written request to Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, Attention: Marcus C. Rowland or call us at (405) 879-9232. Documents filed with the SEC by Gothic Energy Corporation will be available, free of charge from Gothic Energy Corporation, 6120 South Yale Avenue, Suite 1200, Tulsa, Oklahoma 74136.

                           CONFERENCE CALL INFORMATION

Chesapeake's management invites your participation in a conference call tomorrow, Friday, October 27 at 9:00 a.m. EDT to discuss the contents of this release and respond to questions. Please call 719-457-2622 between 8:50 and 9:00 am EDT tomorrow if you would like to participate in the call. For those unable to participate, the call will also be available over the Internet by visiting our home page at chkenergy.com and clicking on the link under Shareholder Information or by going directly to either www.Vcall.com or www.streetevents.com and selecting "Individual Investor Center". In addition, a replay of the call will also be available by calling 719-457-0820 between 11:00 a.m. EDT Friday, October 27 through midnight Wednesday, November 1, 2000. The passcode for this call is 478858.

The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Chesapeake Energy Corporation's business and prospects, are subject to a number of risks, including production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy. These and other risks are described in the company's documents and reports that are available from the United States Securities and Exchange Commission, including the report filed on Form 10-K for the year ended December 31, 1999 and the report filed on Form 10-Q for the quarter ended June 30, 2000.

Chesapeake Energy Corporation is the 10th largest independent natural gas producer based in the U.S (pro forma for the Gothic transaction). Headquartered in Oklahoma City, the company's operations are focused on exploratory and developmental drilling and producing property acquisitions in the Mid-Continent region of the United States. The company's Internet address is www.chkenergy.com.


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

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       ($ IN 000'S, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

THREE MONTHS ENDED:                                        SEPTEMBER 30, 2000      SEPTEMBER 30, 1999
-------------------                                       --------------------   -----------------------
                                                             $         $/MCFE       $           $/MCFE
                                                          --------    --------   --------     ----------
REVENUES:
   Oil and gas sales                                       123,971        3.68     78,521           2.40
   Oil and gas marketing sales                              44,211        1.31     23,619           0.72
                                                          --------    --------   --------     ----------
     Total revenues                                        168,182        4.99    102,140           3.12
                                                          --------    --------   --------     ----------
OPERATING COSTS:
   Production expenses                                      11,696        0.35     11,747           0.36
   Production taxes                                          6,198        0.18      3,652           0.11
   General and administrative                                3,377        0.10      2,736           0.08
   Oil and gas marketing expenses                           42,917        1.27     22,851           0.70
   Depreciation, depletion, and amortization
     of oil and gas properties                              25,227        0.75     22,816           0.70
   Depreciation and amortization of other assets             1,849        0.06      1,840           0.06
                                                          --------    --------   --------     ----------
     Total operating costs                                  91,264        2.71     65,642           2.01
                                                          --------    --------   --------     ----------

                                                          --------    --------   --------     ----------
INCOME FROM OPERATIONS                                      76,918        2.28     36,498           1.11
                                                          --------    --------   --------     ----------

OTHER INCOME (EXPENSE):

   Interest and other income                                   867        0.03      2,686           0.08
   Interest expense                                        (21,680)      (0.64)   (20,420)         (0.63)
                                                          --------    --------   --------     ----------
                                                           (20,813)      (0.61)   (17,734)         (0.55)
                                                          --------    --------   --------     ----------

INCOME BEFORE INCOME TAXES                                  56,105        1.67     18,764           0.56
INCOME TAX EXPENSE                                           1,416        0.04        649           0.02
                                                          --------    --------   --------     ----------
NET INCOME                                                  54,689        1.63     18,115           0.54

PREFERRED STOCK DIVIDENDS                                     (965)      (0.03)    (4,381)         (0.13)
LOSS ON REDEMPTION OF PREFERRED STOCK                       (5,321)      (0.16)        --             --
                                                          --------    --------   --------     ----------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                 48,403        1.44     13,734           0.41
                                                          ========    ========   ========     ==========

                                                          --------    --------   --------     ----------
EARNINGS PER COMMON SHARE - BASIC                             0.33          --       0.14             --
                                                          ========    ========   ========     ==========

                                                          --------    --------   --------     ----------
EARNINGS PER COMMON SHARE - ASSUMING DILUTION(1)              0.31          --       0.13             --
                                                          ========    ========   ========     ==========

AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
OUTSTANDING

     BASIC                                                 146,593          --     97,126             --
     DILUTED (1)                                           158,847          --    103,576             --

                                                          --------    --------   --------     ----------
OPERATING CASH FLOW (2)                                     83,181        2.47     43,420           1.33
                                                          ========    ========   ========     ==========

EBITDA (3)                                                 104,861        3.11     63,840           1.95
                                                          ========    ========   ========     ==========

THOUSANDS OF BARRELS OF OIL (MBBL)                             761         -13%       875
MILLIONS OF CUBIC FEET OF GAS (MMCF)                        29,141           6%    27,412
MILLIONS OF CUBIC FEET OF GAS EQUIVALENTS (MMCFE)           33,707           3%    32,662
MMCFE PER DAY                                                  366           3%       355

AVERAGE PRICE/BARREL                                      $  28.25          49%  $  18.90
AVERAGE PRICE/MCF                                         $   3.52          56%  $   2.26
AVERAGE GAS EQUIVALENT PRICE/MCFE                         $   3.68          53%  $   2.40

----------
(1) Earnings per share assuming dilution for the three months ended September 30, 2000, includes the effect of dilutive stock options, as well as the assumed conversion of 624,037 shares of preferred stock outstanding throughout the period into 4.5 million shares of common stock, and the elimination of $546,000 in associated dividends, since the effect was dilutive. The calculation does not include the effect of the assumed conversion at the beginning of the period (through the date of actual conversion) of any preferred shares exchanged for common shares during the period, as the effect was antidilutive.

     For the three months ended September 30, 1999, the diluted shares outstanding included the effect of dilutive stock options, but not the effect of the assumed conversion of convertible preferred shares into common shares as this would have been antidilutive.

(2)  Income before income tax and depreciation, depletion and amortization.

(3) Earnings before income tax, interest expense, and depreciation, depletion and amortization.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       ($ IN 000'S, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

NINE MONTHS ENDED:                                       SEPTEMBER 30, 2000             SEPTEMBER 30, 1999
                                                           $           $/MCFE            $             $/MCFE
                                                      ----------     ----------      ----------      ----------
REVENUES:
   Oil and gas sales                                     311,485           3.06         198,599            2.00
   Oil and gas marketing sales                           105,821           1.04          50,110            0.50
                                                      ----------     ----------      ----------      ----------
     Total revenues                                      417,306           4.10         248,709            2.50
                                                      ----------     ----------      ----------      ----------
OPERATING COSTS:
   Production expenses                                    36,822           0.36          36,922            0.37
   Production taxes                                       17,131           0.17           8,440            0.08
   General and administrative                              9,597           0.09          10,028            0.10
   Oil and gas marketing expenses                        102,583           1.01          47,809            0.48
   Depreciation, depletion, and amortization
     of oil and gas properties                            74,587           0.73          70,202            0.71
   Depreciation and amortization of other assets           5,551           0.06           5,978            0.06
                                                      ----------     ----------      ----------      ----------
     Total operating costs                               246,271           2.42         179,379            1.80
                                                      ----------     ----------      ----------      ----------

                                                      ----------     ----------      ----------      ----------
INCOME FROM OPERATIONS                                   171,035           1.68          69,330            0.70
                                                      ----------     ----------      ----------      ----------

OTHER INCOME (EXPENSE):

   Interest and other income                               3,726           0.04           6,526            0.07
   Interest expense                                      (64,357)         (0.63)        (60,569)          (0.61)
                                                      ----------     ----------      ----------      ----------
                                                         (60,631)         (0.59)        (54,043)          (0.54)
                                                      ----------     ----------      ----------      ----------

INCOME BEFORE INCOME TAXES                               110,404           1.09          15,287            0.16
INCOME TAX EXPENSE                                         2,879           0.03             975            0.01
                                                      ----------     ----------      ----------      ----------
NET INCOME                                               107,525           1.06          14,312            0.15

PREFERRED STOCK DIVIDENDS                                 (7,914)         (0.08)        (12,433)          (0.12)
GAIN ON REDEMPTION OF PREFERRED STOCK                      6,574           0.06              --              --
                                                      ----------     ----------      ----------      ----------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS              106,185           1.04           1,879            0.03
                                                      ==========     ==========      ==========      ==========

                                                      ----------     ----------      ----------      ----------
EARNINGS PER COMMON SHARE - BASIC                           0.88             --            0.02              --
                                                      ==========     ==========      ==========      ==========

                                                      ----------     ----------      ----------      ----------
EARNINGS PER COMMON SHARE - ASSUMING DILUTION(1)            0.73             --            0.02              --
                                                      ==========     ==========      ==========      ==========

AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
OUTSTANDING

     BASIC                                               121,089             --          97,126              --
     DILUTED (1)                                         147,428             --         101,625              --
                                                      ----------     ----------      ----------      ----------
OPERATING CASH FLOW (2)                                  190,542           1.87          91,467            0.92
                                                      ==========     ==========      ==========      ==========

EBITDA (3)                                               254,899           2.51         152,036            1.53
                                                      ==========     ==========      ==========      ==========

THOUSANDS OF BARRELS OF OIL (MBBL)                         2,416            -25%          3,237
MILLIONS OF CUBIC FEET OF GAS (MMCF)                      87,227              9%         80,118
MILLIONS OF CUBIC FEET OF GAS EQUIVALENTS (MMCFE)        101,723              2%         99,540
MMCFE PER DAY                                                371              2%            365

AVERAGE PRICE/BARREL                                  $    25.70             74%     $    14.79
AVERAGE PRICE/MCF                                     $     2.86             52%     $     1.88
AVERAGE GAS EQUIVALENT PRICE/MCFE                     $     3.06             53%     $     2.00


----------
(1) Earnings per share assuming dilution for the nine months ended September 30, 2000, includes the effect of dilutive stock options, and includes the effect of the assumed conversion of all preferred stock as of the beginning of the period.

     For the nine months ended September 30, 1999, the diluted shares outstanding included the effect of dilutive stock options, but not the effect of the assumed conversion of convertible preferred shares into common shares as this would have been antidilutive.

(2)  Income before income tax and depreciation, depletion and amortization.

(3) Earnings before income tax, interest expense, and depreciation, depletion and amortization.


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